Exhibit 1.01

Tata Motors Limited

Conflict Minerals Report

for the year ended December 31, 2014

This Conflict Minerals Report (“CMR”) of Tata Motors Limited (“TML”, “we”, “us”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Capitalized terms used but not defined herein have the meanings set forth in our Specialized Disclosure Report on Form SD (“SD Report”) for the year ended December 31, 2014. Except as otherwise expressly indicated, this CMR includes information pertaining to the manufacturing activities of TML in India (“TML India”) and those of its significant vehicle manufacturing subsidiaries, Jaguar Land Rover Automotive plc (“JLR”) and Tata Daewoo Commercial Vehicles Company Limited (“TDCV”). JLR and TDCV are hereinafter collectively referred to as the “subsidiaries”.

Section 1: Products Overview

TML manufactures and sells a range of automobiles and automotive products in the following segments:

•	Passenger;

•	Utility;

•	Light Commercial;

•	Medium Commercial; and

•	Heavy Commercial.

TML’s automotive vehicles and products are manufactured using a variety of materials and components. Based on an internal assessment, TML has determined that certain Conflict Minerals may be necessary to the functionality or production of the components contained in products manufactured or contracted to be manufactured by TML – for example, electronics, chassis, powertrains, HVAC systems and trims.

Section 2: Supply Chain Overview

Although many of its products and their components may contain conflict minerals, defined in Form SD to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, tin, tantalum, tungsten and gold (collectively, “Conflict Minerals”), TML does not purchase ore or unrefined Conflict Minerals from mines and is many steps removed in the supply chain from the mining of Conflict Minerals. As a result, TML relies on its suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to TML, including with respect to sources of Conflict Minerals that are supplied initially to TML’s suppliers by sub-tier suppliers.

TML’s manufacturing operations comprise:

•	Six manufacturing units in India associated with operations of TML India, which procured in excess of 80,000 different components from 1479 direct suppliers during the year ended December 31, 2014, the majority of which are located in India;

•	Three manufacturing units in the United Kingdom and one assembly plant in India associated with operations of JLR, which procured in excess of 100,000 different components from 732 direct suppliers during the year ended December 31, 2014, the majority of which are located in Europe; and

•	One manufacturing unit in South Korea associated with operations of TDCV, which procured in excess of 20,000 components from 279 direct suppliers during the year ended December 31, 2014, the majority of which are located in South Korea.

TML is educating its supplier base regarding the Conflict Minerals disclosure requirements through online portals (Supplier Relationship Management, Achilles Automotive and i-point), vendor council meetings and communications by senior procurement executives. TML has also conducted training programs relating to Conflict Minerals at its Pune facility in India for its executives and those of its subsidiaries. In accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (the “OECD Guidance”), TML has adopted the following supply chain policy on Conflict Minerals (the “Conflict Minerals Policy”).

Tata Motors Limited Supply Chain Conflict Minerals Policy

Commitment to Sourcing Responsibly

Tata Motors Limited (“TML”) is committed to sourcing products and materials from companies that share its values around human rights, ethics and environmental responsibility. Consistent with the spirit of related laws, rules and regulations regarding responsible sourcing and conflict minerals, including those promulgated under U.S. law, TML is committed to sourcing minerals in a responsible manner.

TML supports laws which aim to prevent the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or other covered countries.1 “Conflict Minerals” include: columbite-tantalite (also known as coltan), cassiterite, gold and wolframite and their derivatives, being tantalum, tin and tungsten, and any other minerals specified from time to time.

Tata Motors Limited Supplier Expectations

•	TML requires its suppliers to engage in due diligence of their supply chains in accordance with an internationally recognized framework, such as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

•	TML requires its suppliers to understand and report the source of the materials constituting their parts supplied to TML. Further, TML encourages its suppliers to source responsibly with certified conflict-free smelters, wherever possible, to increase TML’s level of confidence that the parts in its vehicles are sourced responsibly.

[1]	Covered countries are defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to include the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

•	Suppliers currently sourcing minerals with suspected links to the covered countries may continue to do so as long as they continue to exhibit efforts to trace the exact origin of Conflict Minerals used in the components supplied to TML.

•	Elimination of procurement, as and when commercially practical, of products containing Conflict Minerals obtained from sources that fund or support armed conflict in the covered countries.

TML may reconsider its willingness to partner with suppliers that fail to comply with this Conflict Minerals Policy.

Suppliers and other external parties are encouraged to contact TML at ConflictMinerals@tatamotors.com, if they wish to seek guidance on this Conflict Minerals Policy or report concerns.

Section 3: TML’s approach towards the CMR for the year ended December 31, 2014

A.	Establishment of Program

Based on the OECD Guidance, TML developed a tailored approach for its Conflict Minerals Compliance Program (“CMCP”). TML’s CMCP, including its Reasonable Country of Origin Inquiry (“RCOI”) and supply chain due diligence, is executed and managed primarily by Cross-Functional Core Teams (“CFCTs”) at TML India and at the subsidiary levels of JLR and TDCV. The CFCTs of JLR and TDCV coordinate with TML India’s CFCT, which takes a lead role in overseeing the CMCP. TML India’s CFCT collects information from the JLR and TDCV CFCTs to prepare and file the SD Report and CMR for a given calendar year. This reporting structure is being followed due to: (i) the unique line of products offered by the relevant subsidiaries and (ii) the use of different supply chains and procurement systems among each of the relevant subsidiaries.

Organization Structure of TML India’s CFCT

TML India’s CFCT comprises selected experts from various divisions, including Purchasing & Supply Chain, Materials, Design and Legal. TML India also established a support team for the CFCT consisting of members from divisions such as Sustainability, Finance, Information Technology and Internal Audit. The role and responsibility of the CFCT and the support team is to represent their respective functional areas, provide functional expertise, complete action items assigned to them, provide updates on Conflict Minerals to the team, investigate areas of risk as identified by the team and to prepare our reports on Form SD and CMRs. Set forth below is the organizational structure of TML India’s CFCT as of the date of this CMR.

TML also established an Executive Steering Committee (“ESC”) that includes personnel from Purchasing & Supply Chain, Finance and Legal. The ESC’s responsibility is to review the progress of the CFCT, assist the CFCT, review actual and potential risks identified by the CFCT and review the completed SD Report and CMR.

Organization Structure of JLR’s CFCT

JLR’s CFCT comprises its Purchasing Business Transformation Office Team, which is responsible for supplier risk, audit and sustainability management, and has the lead role in addressing JLR’s Conflict Minerals compliance and reporting for the year ended December 31, 2014. The Purchasing Business Transformation Office Team receives support from the Product Development team, which is responsible for monitoring the International Materials Database System (“IMDS”) used by JLR for collection, analysis and archiving of data relating to automotive manufacturing. The website of the IMDS is located at https://www.mdsystem.com/imdsnt/startpage/index.jsp; the information contained in such website is not a part of this CMR. Set forth below is the organizational structure of JLR’s CFCT as of the date of this CMR.

Organization Structure of TDCV’s CFCT

Set forth below is the organizational structure of TDCV’s CFCT as of the date of this CMR.

B.	Establishment of Strategy

TML’s strategy rests on ensuring compliance with laws, rules and regulations relating to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. TML intends to change is policies, procedures and processes in relation to the CMCP as and when changes are made to the corresponding laws, rules and regulations from time to time. TML intends to achieve progress on a year-on-year basis to maintain regulatory compliance. TML developed its Conflict Minerals Policy, as set forth above, in accordance with this strategy.

TML will track progress of potential Conflict Minerals suppliers with the following expectations and goals:

•	Determining if suppliers are engaging in due diligence of their supply chains to understand and report the content of their parts supplied to TML as well as encourage them to source responsibly from conflict free smelters and refiners; and

•	Determining if suppliers are taking efforts to move to conflict-free sourcing of minerals.

Where commercially practicable, TML may consider elimination of particular supply chains for products containing Conflict Minerals obtained from sources that fund or support armed conflict in countries such as (and not limited to) the Covered Countries.

C.	Implementation of CMCP

To help implement the CMCP, TML has established procedures to identify, assess, and manage risk related to Conflict Minerals within the company’s supply chain, which are set forth in TML’s Conflict Minerals (CM) Program Playbook (the “Playbook”). The Playbook describes the steps TML has taken and will take as part of its CMCP to comply with the relevant rules and regulations.

In addition to setting forth its procedures in the Playbook, TML is continuing to develop various tools and templates for the smooth functioning and execution of the CMCP, including a supplier training manual, a supplier scoping template, which is a template to assist suppliers in assessing the risk that a component contains conflict minerals, a due diligence action tracker, the due diligence process and procedures described in further detail below, an escalation framework for addressing unsatisfactory responses to the CMRT Questionnaire, as defined below, and a risk mitigation framework to respond to risks identified in the supply chain.

TML also conducted various training sessions on CMCP for its internal team members, subsidiaries and suppliers to educate all stakeholders of the CMCP requirements.

Section 4: Reasonable Country of Origin Inquiry (“RCOI”)

A.	RCOI process

TML performed its RCOI process with respect to manufacturing operations and suppliers of TML India, JLR and TDCV, which together represented substantially all of TML’s consolidated revenues for the fiscal year ended March 31, 2015.

Each of TML India, JLR and TDCV used the Conflict Mineral Report Template (the “CMRT Questionnaire”), a web-based survey tool developed by the Conflict-Free Sourcing Initiative for collecting responses from their respective supplier bases as part of their RCOI process. However, each of these entities followed distinct procedures in reaching out to their respective supplier base as part of this exercise. The procedures followed by each entity are described below.

TML collects and maintains all of the RCOI responses that it receives through the CMRT Questionnaire and intends to engage in year-on-year analyses of the results.

1.  TML India RCOI process

The operations department of TML India’s Purchasing & Supply Chain division was designated with the responsibility of communicating with TML India’s suppliers. TML India distributed the CMRT Questionnaire to approximately 50% of TML India’s total suppliers, with purchases from these suppliers accounting for approximately 70% of its total purchases in 2014. TML India’s CFCT developed and deployed a web-based survey tool for the purpose of collecting responses for the RCOI process using the CMRT Questionnaire, which allows for year-on-year aggregation analysis.

In addition to directly contacting certain of its suppliers, TML India’s CFCT has also initiated the process of identification of components likely to contain Conflict Minerals and their corresponding suppliers supplying those products. This is intended to allow TML India to contact suppliers that are identified as being likely suppliers of materials and components containing Conflict Minerals. As of the date of this CMR, TML India has identified 177 suppliers of materials likely to contain Conflict Minerals.

2.  JLR RCOI process

The CMRT Questionnaire was distributed to all of JLR’s strategic production suppliers, which are suppliers that have long-term purchase orders with JLR, and which constitute approximately 76% of JLR’s total production suppliers, either directly from JLR and/or using third party platforms such as Achilles Automotive and i-point.

JLR utilized IMDS data to identify potential components containing Conflict Minerals, and determined that more than 50% of the components procured by JLR from the suppliers in the United Kingdom, and used in the manufacture of JLR automobiles in the year ended December 31, 2014, contained Conflict Minerals. Due to the extensive use of Conflict Minerals within over a large number of components identified by IMDS and used by JLR, JLR focused its supply chain enquiries at the supplier level in lieu of the component level.

3.  TDCV RCOI process

TDCV requested all of its direct suppliers to submit a response to the CMRT Questionnaire. As with TML India, TDCV has commenced the process of identifying components likely to contain Conflict Minerals and the corresponding suppliers.

B.	RCOI Results

TML and its subsidiaries have evaluated the RCOI response data for the year ended December 31, 2014. Out of the 1590 suppliers queried by TML India, JLR and TDCV, approximately 38% have responded to the CMRT Questionnaire as of the date of this CMR.

TML India, JLR and TDCV also requested information on the use of recycled or scrap sources as a part of their RCOI survey process. Some suppliers indicated that a portion of the Conflict Minerals they supplied comes from recycled or scrap sources.

The results of the RCOI process for each of TML India, JLR and TDCV are described in further detail below:

1.  TML India RCOI results

The RCOI data for TML India cannot be attributed to a specific product or product-category level. The process of collecting and analyzing RCOI data is ongoing, and TML India intends to pursue and refine this process going forward, with an increased focus on suppliers identified by TML India as being likely suppliers of components containing Conflict Minerals.

Of the suppliers queried by TML India, approximately 31% responded to the CMRT Questionnaire. Of the responding suppliers;

•	173 responded that they do not supply components containing any Conflict Minerals; and

•	61 responded that their components include one or more Conflict Minerals.

TML India identified 53 suppliers as being likely suppliers of Conflict Minerals, 26% of which responded to the CMRT Questionnaire. While the RCOI and supply chain due diligence process is ongoing, none of TML India’s suppliers that have responded to the CMRT Questionnaire have positively identified Conflict Minerals that originate from the DRC or adjoining countries in the products supplied to TML India.

2.  JLR RCOI results

The RCOI data for JLR cannot be attributed to a specific product or product category level. Out of the suppliers queried by JLR, approximately 34% responded to the CMRT Questionnaire. The responding suppliers included all of JLR’s strategic production suppliers. In addition, purchases by JLR from the responding suppliers accounted for approximately 89% of JLR’s total purchases in 2014. Of the responding suppliers:

•	155 confirmed that they do not supply components containing any Conflict Minerals; and

•	36 responded that their components include one or more Conflict Minerals.

While the RCOI and supply chain due diligence process is ongoing, none of JLR’s suppliers that have responded to the CMRT Questionnaire have positively identified Conflict Minerals that originate from the DRC or adjoining countries in the products supplied to JLR.

3.  TDCV RCOI results

The RCOI data for TDCV cannot be attributed to a specific product or product-category level.

Of the suppliers queried by TDCV, approximately 63% responded to the CMRT Questionnaire. Of the responding suppliers,

•	106 responded that they do not supply components containing any Conflict Minerals; and

•	72 responded that their components include one or more Conflict Minerals.

TDCV has identified 72 suppliers as being likely suppliers of Conflict Minerals, 40% of which responded to the CMRT Questionnaire. While the RCOI and supply chain due diligence process is ongoing, none of TDCV’s suppliers have positively identified Conflict Minerals that originate from DRC or adjoining countries in the products supplied to TDCV.

Section 5: Evaluation Process

TML, JLR and TDCV’s evaluation teams reviewed a total of 603 RCOI responses they received in connection with the preparation of this CMR, with 169 of such responses requiring further engagement with the relevant suppliers to determine the country of origin of Conflict Minerals contained in the components supplied by such suppliers.

As of the date of this CMR, evaluation teams at TML India, JLR and TDCV are engaging with suppliers who have not responded to the CMRT Questionnaire, or whose responses are otherwise insufficient for TML to determine the origin of Conflict Minerals.

Section 6: Due Diligence

A.	Due Diligence Process and Procedures

The OECD Guidance sets forth the following five steps for establishing a responsible supply chain: (i) establishing strong company management systems, (ii) identifying and assessing risks in the supply chain, (iii) designing and implementing a strategy to respond to identified risks, (iv) carrying out independent third party audit of supply chain due diligence at identified points in the supply chain, and (v) reporting annually on supply chain due diligence. TML’s initiatives with respect to each of these aspects are described further below:

(i)	Establish strong company management systems:

•	TML has adopted the Conflict Minerals Policy described above.

•	Teams at each of TML India, JLR and TDCV have established a Conflict Minerals program management and governance structure which includes CFCTs overseeing the supply chain due diligence process.

•	TML is developing training and support materials and communication plans to further educate its suppliers, internal team members and its subsidiaries on the Conflict Minerals disclosure requirements. TML also has established tools, templates and processes for additional supply chain due diligence and analysis of the results of such due diligence.

(ii)	Identify and assess risks in the supply chain:

•	TML has identified several components used in the manufacture of its automotive products that may contain Conflict Minerals. As described above, TML has reached out to several of its direct suppliers using the CMRT Questionnaire.

•	Based on the responses to its CMRT Questionnaire, TML recognizes that there is a risk that Conflict Minerals used in its products may have originated in the Covered Countries. After evaluating the RCOI responses, TML India, JLR and TDCV intend to advise their respective suppliers on how to source Conflict Minerals from authorized sources in accordance with the Conflict Minerals Policy, and TML India, JLR and TDCV intend to keep the record of their respective suppliers sourcing from the Covered Countries.

•	TML India has developed and deployed a web-based survey tool for purposes of collecting responses for the RCOI process through the CMRT Questionnaire, which is capable of year-on-year aggregation analysis.

(iii)	Design and implement a strategy to respond to identified risks:

TML India, JLR and TDCV have designed and are implementing strategies that they deem appropriate in an effort to mitigate risks in their supply chains, including:

•	Following up with direct suppliers who have not responded to the CMRT Questionnaire as of the date of this CMR, or whose responses have otherwise been insufficient for TML to determine the origin of the Conflict Minerals used in its products;

•	Verifying the collected responses and planning inquiries about any discrepancies in the answers provided;

•	Educating their respective suppliers about the Conflict Minerals disclosure requirements through online portals, vendor council meetings and direct communications by TML’s senior procurement executives;

•	Reporting the status of the RCOI and due diligence to the respective CFCTs of TML India, JLR and TDCV, which are each developing actions to mitigate the supply chain risks identified in consultation with relevant stakeholders;

•	Reporting the results of RCOI to the ESC, the CFO and the Corporate Steering Committee of TML; and

•	In cases where TML, JLR and/or TDCV reasonably determine after the RCOI enquiry that Conflict Minerals used in the components supplied by the suppliers were sourced from covered countries, TML, JLR and TDCV shall endeavor to persuade the supplier to audit its supply chain to ensure accurate reporting and compliance with the Conflict Minerals Policy.

(iv)	Carry out independent third party audit of supply chain due diligence at identified points in the supply chain:

•	As a downstream supplier of finished products, TML has no direct commercial relationships with smelters, refiners or mines where the Conflict Minerals are extracted for the supply of Conflict Minerals, which would enable TML to directly carry out an independent third party audit of their supply chains. For production during the year ended December 31, 2014, TML has not received adequate information from its direct suppliers regarding the identity of particular smelters from which the minerals were derived.

(v)	Report annually on supply chain due diligence:

•	TML has prepared and filed this CMR to disclose measures taken to determine the source and chain of custody of Conflict Minerals that may be contained in TML’s products, as well as the due diligence process TML proposes to follow in addition to the steps already taken and mentioned in this CMR. This CMR is available on TML’s website at http://www.tatamotors.com/investors/investors.php. The information contained in that website is not a part of this CMR.

B.	Due Diligence Results

Due in part to its complex supply chain and being multiple tiers away from mines, smelters and refineries, the responses received by TML prior to the date of this CMR have provided limited clarity as to the precise country of origin of Conflict Minerals used in TML’s products during the year ended December 2014. As a result, TML is unable to disclose specific information regarding the facilities and country of origin pertaining to the Conflict Minerals used in the manufacture of its products. TML intends to disclose the relevant information once more reliable and complete data is available from its suppliers.

TML is continuing to liaise with its direct suppliers as it determines reasonable to obtain further information regarding the specific origin from which the Conflict Minerals used in its products are sourced.

TML intends to continue to develop and implement CMCP and to work with suppliers to examine their supply chains for purposes of tracing the origin of Conflict Minerals used in the manufacturing or production of its products.

Section 7: Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance from the staff of the Securities and Exchange Commission, TML is not required to obtain an independent private sector audit of this CMR for the year ended December 31, 2014.

Additional information on this CMR can be obtained by contacting TML at: conflictminerals@tatamotors.com

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